Exhibit 99.4

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended January 31, 2021

(Expressed in Canadian Dollars unless otherwise stated)

March 31, 2021

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the three and nine months ended January 31, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended January 31, 2021, and its audited consolidated financial statements and the notes thereto for the years ended April 30, 2020 and 2019, copies of which are available under the Company’s profile at www.sedar.com.

The Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended January 31, 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise stated, all information contained in this MD&A is as of March 31, 2021.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

References herein to “U3O8” are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluroide for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	future events or future performance;
●	expectations regarding the completion of proposed acquisitions and the expected benefits therefrom;
●	the impact of general business and economic conditions;
●	expectations regarding uranium prices and the impacts of U.S. and other governmental policies on uranium demand;
●	expectations regarding supply and demand for uranium;
●	expected impacts of the COVID-19 pandemic on the Company;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position; and
●	expectations regarding the Company’s business plans, strategies, growth and results of operations.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; future operations and developments on the properties in which the Company holds or may hold interests; and the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	any inability to satisfy the conditions under proposed acquisitions;
●	any inability to realize on the benefits of proposed acquisitions;
●	dependence on third-party operators;
●	the Company has limited or no access to data or the operations underlying its interests;
●	risks faced by owners and operators of the properties underlying the Company’s interest;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	the impact of COVID-19 on the Company and global markets;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	alternatives to and changing demand for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	rate and timing of production differences from resource and reserve estimates;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
●	the other factors discussed under “Risk Factors” in the Company’s management’s discussion and analysis for the year ended April 30, 2020 and its other disclosure documents, which are available under the Company’s profile at www.sedar.com.

This list of factors should not be construed as exhaustive.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Except where otherwise stated, the disclosure herein relating to properties underlying the Company’s royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) and its common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange under the symbols “URC” and “URC.WT”, respectively.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake plc (“Yellow Cake”), the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;

●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;

●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and

●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

In addition, the Company may, from time to time, acquire physical uranium. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See “ Recent Developments”.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech.

During the three and nine months ended January 31, 2021, uranium prices averaged US$29.65 per pound and US$30.85 per pound, respectively, representing an approximate 18.0% and 23.6% increase compared to an average of US$25.12 per pound and US$24.96 per pound in the corresponding periods in 2020, respectively. As at January 31, 2021, uranium prices ended at US$29.50 per pound, approximately 21.1% higher than the uranium price on January 31, 2020 but down 9.9% compared to the month end price in April 2020. (Source: UxC LLC)

Global Market Developments

Over the past few years, global uranium market fundamentals have been improving as the market transitions from being an inventory-driven to more of a production-driven market. Global nuclear generation and uranium demand have been steadily increasing at a time in which primary mine production has fallen. This puts added pressure on finite inventories and other secondary supplies. The spot price for U3O8 reached a post-Fukushima low of US$17.75 per pound in November 2016. Since such low, the spot price for U3O8 increased by approximately 75% to US$31.00 on March 30, 2021 (Source: TradeTech). Reductions in production from several global producers and secondary sources are expected to create pressure to move the supply and demand balance toward a structural deficit over the coming years. Among other things, the COVID-19 pandemic resulted in about 50% of the world’s uranium production being taken off-line for much of 2020 with effects still being felt early in 2021. This has accelerated the market rebalancing process and resulted in about 20 million pounds of production believed to be removed from last year’s supply base. This dropped 2020 estimated global uranium production to approximately 124 million pounds from 142 million pounds in 2019, resulting in a significant expected gap of 57 million pounds between production and estimated demand for U3O8. The production/consumption gap is expected to be about 39 million pounds in 2021 (Source: UxC LLC Market Outlook Q1 2021). Finite global inventories and secondary supplies are currently filling the gap but declining over time. Higher priced long-term contracts between utilities and producers that have supported production are continuing to expire. We believe that these higher priced long-term contracts are not replaceable with current market prices below production costs for the vast majority of western producers. This will likely continue the trend of production cuts and deferrals until prices rise sufficiently to sustain long-term mining operations. In addition, some projects are in their final stages of production as their resources become depleted and other long time major producers like the Akouta Mine in Niger and the Ranger Mine in Australia have permanently ceased operations this year.

On the demand side of the equation, the global nuclear energy industry continues to grow in a robust manner, with 53 new reactors connected to the grid since the start of 2013 and another 53 reactors under construction as of March 2021. A total of 5 new reactors were connected in 2020. While there have also been some reactor retirements, the net growth outlook is forecasted at a compound annual growth rate of 2.6 % from 2020 through 2027 (Source: International Atomic Energy Association Power Reactor Information System March 2021). The global trend towards increased electrification globally (including electric vehicles) coupled with strong commitments to de-carbonize the energy sector have spurred a greater realization and acceptance of carbon-free, reliable, base-load, nuclear power. Various countries, including the United Kingdom, the United States, Canada, Russia, China and others are also providing regulatory and financial support to deploy a new generation of Small Modular and Advanced reactors as new innovative approaches to tackle energy growth and carbon reduction challenges. Nuclear energy now supplies 10% of the world’s electricity but is responsible for one-third of global carbon-free electricity. In the United States, nuclear provides 20% of electricity supply and over 50% of its carbon free energy supplies (more than wind and solar combined). In 2020 nuclear energy surpassed coal as the second largest source of electricity in the United States. Further market pressure on the demand side is expected to be likely as utilities finally return to a longer-term contracting cycle to replace expiring contracts. This is something the market has not experienced for several years and should result in greater price discovery in the spot, medium and long-term markets. (Source: World Nuclear Association March 2021, International Atomic Energy Association Power Reactor Information System March 2021, U.S. Energy Information Administration)

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

American Market Developments

In early October of 2020, the United States Department of Commerce (“DOC”) signed a formal agreement with the Russian State Atomic Energy Corp. Rosatom (“RSA”) on an extension to the Agreement Suspending the Antidumping Investigation on Uranium from the Russian Federation which limited Russian low enriched uranium imports at a level equal to 20% of U.S. uranium requirements. The RSA was set to expire at the end of 2020, however, the DOC asserted in a preliminary determination that the conditions of Russian dumping would likely continue in absence of restrictions. This, and pressure from the U.S. government, provided for the conditions of a negotiated settlement which balances the interests of U.S. utility consumers and the domestic nuclear fuel cycle industry, and extends restrictions through 2040. Pursuant to the RSA, uranium enrichment import levels will be reduced to 17% (down from 20%). However, the new quota caps vary by year and depend on the fuel cycle component. Contained uranium import levels will be further reduced to 7% of U.S. requirements through 2040 (as much as a 75% reduction from the previous levels).

Additionally, a key uranium element of the U.S. Department of Energy (“DOE”) policy document, “Restoring America’s Nuclear Energy Competitive Advantage”, was the establishment of a strategic national uranium reserve sourced from domestic uranium. The DOE called for the uranium reserve to be a 10-year program funded at the level of US$150 million per year. The funding of the uranium reserve received bipartisan support through its inclusion in fiscal 2021 Omnibus Appropriations legislation, however at a lower US$75million funding for the first year of the program. The DOE is currently taking steps to institute the program in conjunction with the National Nuclear Safety Administration, and the U.S. Congress has begun the process establishing funding of government programs for fiscal 2022. The historic Russian trade deal, in addition to the establishment of a strategic national uranium reserve, are expected to provide meaningful steps toward revitalizing the American uranium mining industry. The recently elected Biden Administration’s commitment to electric vehicles and carbon-free sources of energy plays into nuclear energy’s strengths and has been acknowledged as being a part of the desired strategy going forward in the Democratic Party platform and by the incoming U.S. Secretary of Energy.

Recent Developments

On February 11, 2021, URC entered into a definitive agreement to acquire royalties on the McArthur River and Cigar Lake Mines in Saskatchewan, Canada from Reserve Industries Corp. and Reserve Minerals Inc, (collectively referred to as “Reserve”). Total consideration payable by the Company under the transaction is US$11.5 million, which will be satisfied by the Company on closing by paying US$10 million in cash and issuing to Reserve 970,017 common shares. The royalty interests to be acquired consist of the following:

●	McArthur River Project: 1% gross overriding royalty on an approximate 9% share of uranium production derived from Orano Canada Inc’s ownership interest. The McArthur River mine was placed on care and maintenance by its operator in July 2018 due to prolonged market weakness.

●	Cigar Lake/Waterbury Project: 20% net profits interest on a 3.75% share of overall uranium production, derived from Orano Canada Inc.’s ownership interest. The Net Profit sliding scale percentage is based on the combined historical production and recoverable reserves of both the Waterbury Lake/Cigar Lake and Dawn Lake project lands. With Cigar Lake having already reached combined historical production and current reserves in excess of 200 million pounds of U3O8, the net profits interest percentage is set to it’s maximum of 20%. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the royalty lands, of which 93 million pounds has been produced to date. As a net profits interest royalty, this royalty will not generate revenue to the holder until after cumulative expense accounts, including development costs, are exhausted. On December 14, 2020, Cameco Corporation (“Cameco”), the operator of the Cigar Lake mine, announced that it temporarily suspended production at the mine due to increasing risks posed by COVID-19.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

The transaction is subject to customary closing conditions, including receipt of requisite consents and approval of the TSX-V.

On March 30, 2021, the Company announced the exercise of its option to acquire 348,068 pounds of U3O8 pursuant to its existing strategic arrangements with Yellow Cake at a price of US$28.73 per pound. Pursuant to the exercise notice, delivery of, and payment for, the U3O8 will occur on or before April 30, 2021.

The following is a description of selected recent developments respecting the business of the Company during the nine months ended January 31, 2021.

Royalties

●	Lance – Peninsula Energy Limited (“Peninsula”) announced on February 26, 2021 that three full-scale In-Situ Recovery test patterns were operating in a previously unmined area of Mine Unit 1. All three patterns are stated as operating at planned flow rates of 75 gallons per minute. One pattern has successfully reached the designed pH of 2.0, but the other two patterns are taking longer than expected to reach the target pH level, having reached a pH of 4.0. The units have not shown significant issues with fine solids generation in the production stream. Peninsula will continue to run the field demonstration, with an expected test timeline of 18 to 24 months.

●	Dewey-Burdock Royalty – On December 24, 2020, Azarga Uranium Corp. (“Azarga”) announced a restated Preliminary Economic Assessment (“PEA”) for the Dewey-Burdock project in advance of filing a final prospectus. The report is titled “NI 43-101 Technical Report, Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA” with an effective date of December 3, 2019. The restated PEA removed the resources identified as potentially exploitable as an underground mine operation, but all remaining material assumptions from the PEA report effective December 3, 2019 remained the same, as the removed resources had not been utilized in the economic evaluation. On December 31, 2020, Azarga announced the close of a bought deal offering comprised of 30 million units of Azarga at a price of $0.20 per unit for gross proceeds of $6 million. The proceeds are to be used to fund exploration and development expenditures, including at the Dewey-Burdock project, to repay outstanding loans, and for general working capital and corporate purposes.

COVID-19 Pandemic

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The COVID-19 pandemic is continuing to cause significant widespread global infections and fatalities. It has also materially adversely affected global economic activity, caused significant market volatility and resulted in numerous governments declaring emergencies and implementing measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

As a result of the ongoing global COVID-19 pandemic, and continuing outbreaks along with a spike in infections and fatalities in many countries, increased levels of volatility have continued to adversely impact the economies and global financial markets. Neither can the Company predicts whether the resurgence in infections and fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects and significant negative impacts on uranium demand and pricing, which could have a material adverse impact on the Company’s results of operations and financial condition.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

In response to COVID-19, the Company has taken actions to augment its safety protocols, protect its employees and strengthen its balance sheet in response to the pandemic. These measures have included instituting work from home protocols and reducing management and directors’ fees from May 1, 2020 to October 31, 2020 to preserve resources in the face of the economic uncertainty resulting from the COVID-19 pandemic. Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

To date, most of the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, with many operators enacting remote working protocols.

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
Roughrider	Rio Tinto plc (“Rio Tinto”)	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Michelin	Paladin Energy Ltd.	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(1)	Uranium Energy Corp. (“UEC”)	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Dewey-Burdock(1)	Azarga	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(1)	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(1)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Russell Lake and Russell Lake South	Rio Tinto	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Royalty Option
Diabase(2)	UEC	SK, Canada	Athabasca Basin	3.0% Gross Revenues Royalty

Notes:

(1)	The royalty does not apply to the entirety of the project.
(2)	The Company holds an option to acquire the Diabase royalty, which is exercisable by the Company until February 7, 2022, for an exercise price of $1,750,000.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Strategic Investment in Yellow Cake plc

Since 2018, URC is a shareholder of Yellow Cake, a company listed on Alternative Investment Market of the London Stock Exchange that purchases and holds physical uranium. The Company holds approximately 7.5 million ordinary shares, representing approximately 5.9% of the outstanding shares of Yellow Cake as of March 31, 2021. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake’s agreement with Kazatomprom. On March 30, 2021, the Company announced the exercise of its option to acquire 348,068 pounds of U3O8 from Yellow Cake.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. As at March 15, 2021, Yellow Cake’s total U3O8 holding was 9.32 million pounds. (Source: Yellow Cake plc)

Overall Performance

For the three and nine months ended January 31, 2021, the Company incurred a net loss of $4,837 and $1,027,237, respectively, compared to a net loss of $1,130,918 and $2,845,708 for the three and nine months ended January 31, 2020, respectively. As at January 31, 2021, the Company had working capital of $41,667,089.

Discussion of Operations

Three months ended January 31, 2021, compared to three months ended January 31, 2020

The Company’s net loss was $4,837 in the three months ended January 31, 2021, compared to a net loss of $1,130,918 for the same period in the previous fiscal year. The decrease in net loss was primarily the result of lower consulting fees, general and administrative expenses, professional fees, and interest expense on a margin loan that was fully repaid in the comparative period of 2020. The decrease in net loss was also attributed to a recovery of deferred income tax of $331,334 in the three months ended January 31, 2021.

The Company incurred consulting fees of $47,931 in the three months ended January 31, 2021, compared to $114,502 for the same period in the previous fiscal year, which consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during both periods. Consulting fees in the three months ended January 31, 2020 were comparatively higher than that in the same period in fiscal 2021 as a result of the payment of consulting fees to a company controlled by the Company’s former President and Chief Executive Officer pursuant to a consulting agreement entered in October 2019. Such consulting agreement was automatically terminated on April 9, 2020.

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Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

In the three months ended January 31, 2021, the Company incurred general and administrative expenses of $79,389, compared to $241,807 for the same period in the previous fiscal year. The decrease in general and administrative expense in the three months ended January 31, 2021 as compared to the corresponding period in 2020 was primarily due to non-recurring expenses incurred in the third quarter of 2020 related to activities leading up to the Company’s initial public offering (the “IPO”) and the result of a decrease in travel and conferences expenses due to COVID-19 restrictions.

The Company incurred management and directors’ fees of $106,381 for the three months ended January 31, 2021, compared to $84,695 for the same period in the previous fiscal year. The increase was primarily attributed to fees paid to independent directors commencing from April 30, 2020.

In the three months ended January 31, 2021, the Company incurred professional fees of $15,008, consisting primarily of legal fees for corporate matters, compared to $338,542 for the same period in the previous fiscal year. Professional fees incurred for the three months ended January 31, 2020 consisted of audit and legal fees associated with the Company’s IPO and royalty assets acquisitions.

For the three months ended January 31, 2021, the Company recognized a foreign exchange loss of $101,911, compared to $152,804 for the same period in the previous fiscal year, as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars.

In the three months ended January 31, 2021, the Company recorded an unrealized gain on revaluation of short-term investments of $4,303,195 from the increase in the fair value of the ordinary shares of Yellow Cake, offset by deferred income tax expense of $331,334 and foreign currency translation loss of $551,548 in other comprehensive loss. Short-term investments are measured at fair value with references to closing foreign exchange rates and quoted share price in the market. In the three months ended January 31, 2020, the Company recorded unrealized gain on revaluation of short-term investments of $734,503 from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation gain of $101,970.

Nine months ended January 31, 2021, compared to nine months ended January 31, 2020

The Company incurred a net loss of $1,027,237 in the nine months ended January 31, 2021, compared to a net loss of $2,845,708 for the same period in the previous fiscal year. The decrease in net loss primarily resulted from lower general and administrative expenses, management fees, professional fees, project expenditures and interest expense on the margin loan when compared to the same period in the previous fiscal year. The positive impact of the aforesaid changes was partially offset by the recognition of a foreign exchange loss in the current period and lower interest income. The Company recognized a gain on modification of a margin loan of $272,939 in the nine months ended January 31, 2020. The margin loan was fully repaid during the year ended April 30, 2020.

The Company incurred consulting fees of $164,978 in the nine months ended January 31, 2021, compared to $188,327 for the same period in the previous fiscal year, which consisted of consulting fees paid for corporate development services, geological services and advisory services during both periods.

In the nine months ended January 31, 2021, the Company incurred general and administrative expenses of $254,328, compared to $385,382 for the same period in the previous fiscal year. The decrease compared to the same period in 2020 was primarily the result of lower travel and conferences expenses due to COVID-19 restrictions, offset by an increase in staff resources and insurance expense after the Company became a public company.

The Company incurred management and directors’ fees of $268,853 for the nine months ended January 31, 2021, compared to $406,297 for the same period in the previous fiscal year. From May 1, 2020 to October 31, 2021, the Company implemented corporate-wide cost-cutting measures, including a temporary reduction in management and directors’ fees, in response to the significant financial market uncertainty resulting from the COVID-19 pandemic. Regular compensation to management and directors was reinstated on November 1, 2020.

9

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

In the nine months ended January 31, 2021, the Company incurred professional fees of $116,117, consisting primarily of legal fees for corporate matters, audit fees and fees payable for tax compliance services, compared to $761,306 for the same period in the previous fiscal year. Professional fees incurred for the nine months ended January 31, 2020 consisted of audit and legal fees associated with the Company’s IPO and royalty assets acquisitions.

For the nine months ended January 31, 2021, the Company recognized a foreign exchange loss of $228,213, compared to a foreign exchange gain of $69,121 for the same period in the previous fiscal year, as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars.

In the nine months ended January 31, 2021, the Company recorded unrealized loss on revaluation of short-term investments of $349,264 from the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $1,184,241, offset by deferred income tax recovery of $47,151 in other comprehensive loss. Short-term investments are measured at fair value with references to closing foreign exchange rates and quoted share price in the market. In the nine months ended January 31, 2020, the Company recorded unrealized loss on revaluation of short-term investments of $3,665,105 from the decrease in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $125,292, offset by deferred income tax recovery of $250,358.

Use of IPO Proceeds

On December 6, 2019, the Company completed the IPO. The IPO consisted of the issuance of 20,000,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000.

The IPO was managed by a syndicate of agents including Haywood Securities Inc., BMO Capital Markets, and TD Securities Inc., acting as joint bookrunners and co-lead agents, together with Sprott Capital Partners LP, Canaccord Genuity Corp. and H.C. Wainwright & Co., LLC (collectively, the “Agents”). In connection with the IPO, the Company granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days following the closing of the IPO, to purchase up to an additional 5% of the number of Units sold under the IPO from the Company at the Offering Price.

Including partial exercises of the Over-Allotment Option by the Agents, the Company received net proceeds in an aggregate amount of $28,600,625 under the IPO, which was comprised of gross proceeds of $30,215,250, less the Agents’ fees of $1,459,604 and securities issuance costs of $155,021. The Company also incurred offering expenses associated with the IPO of $429,471. The net proceeds to the Company from the IPO were $28,171,154.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Company’s IPO prospectus, and net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to January 31, 2021.

	As disclosed in the prospectus ($)	January 31, 2021 ($)
Repayment of Bank of Montreal credit facility	12,791,591	12,846,194
Cash consideration for the acquisition of royalties(1)	3,254,063	3,252,825
Future acquisitions	4,000,000	-
General and administrative expenses(2)(4)	1,433,000	1,597,710
General working capital purposes(3)(4)	6,181,346	10,474,425
Total	27,660,000	28,171,154

Note:

(1)	Comprised of cash paid to acquire the Reno Creek Royalty and the Roughrider Royalty.
(2)	Included consulting fees, general and administrative, management and directors’ fees and professional fees.
(3)	Included unused cash of $4 million and $0.3 million to be deployed for future acquisitions and general and administrative expenses, respectively, as at January 31, 2021.
(4)	During the nine months ended January 31, 2021, the Company used working capital of $804,276 for general operations and administrations.

10

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($)	($)	($)	($)
Three months ended:
April 30, 2019	-	(1,585,881)	(0.04)	-
July 31, 2019	-	(601,987)	(0.01)	-
October 31, 2019	-	(1,112,803)	(0.03)	-
January 31, 2020	-	(1,130,918)	(0.02)	-
April 30, 2020	-	144,350	0.00	-
July 31, 2020	-	(382,264)	(0.01)	-
October 31, 2020	-	(640,136)	(0.01)	-
January 31, 2021	-	(4,837)	(0.00)	-

Changes in net income (loss) from quarter to quarter are affected primarily by due diligence costs on project evaluation, interest expenses on historic credit facilities which had been repaid by the Company in prior years, professional fees incurred in connection with the IPO, and corporate activities conducted during the respective periods.

Liquidity and Capital Resources

	As at January 31, 2021 ($)	As at April 30, 2020 ($)
Cash and cash equivalents	10,977,509	11,837,162
Working capital	41,667,089	42,997,711
Total assets	68,051,968	70,653,626
Total current liabilities	311,491	399,558
Accounts payable and accrued liabilities	311,491	399,558
Total non-current liabilities	40,000	40,000
Shareholders' equity	67,700,477	70,214,068

As at January 31, 2021, the Company had cash and cash equivalents of $10,977,509, compared to $11,837,162 at April 30, 2020. During the nine months ended January 31, 2021, the Company purchased additional 207,729 ordinary shares of Yellow Cake in the open market for $726,710 and sold 157,729 ordinary shares of Yellow Cake for $684,185. The Company had accounts payable and accrued liabilities of $311,491 at January 31, 2021, compared to $399,558 at April 30, 2020. The change in the accounts payable and accrued liabilities balance was primarily due to the timing of payment. As at January 31, 2021, the Company had working capital of $41,667,089 compared to $42,997,711 as at April 30, 2020.

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance, by way of private placements, of Common Shares and special warrants, the IPO, cash receipts from the repayment of a promissory note receivable in fiscal year 2020, and the historic credit facilities in an aggregate of US$28.5 million. The Company’s ability to meet its obligations and finance investment activities depends on its ability to generate cash flow through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. The Company had no material commitments or contractual obligations as at January 31, 2021. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

11

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Debt

As of January 31, 2021, the Company has a loan payable of $40,000 to the Government of Canada.

Cash Flows

Operating Activities

Net cash used in operating activities during the nine months ended January 31, 2021 was $695,179, compared to $1,976,428 for the same period in the previous fiscal year. Significant operating expenditures during the period included consulting fees, general and administrative expenses, management and directors’ fees and professional fees. The decrease in net cash used in operating activities is primarily due to the decrease in management and directors’ fees, professional fees and general and administrative expenses.

Investing Activities

Net cash generated from investing activities during the nine months ended January 31, 2021 was $11,998, compared to net cash outflow of $3,692,212 for the same period in the previous fiscal year. During the nine months ended January 31, 2021, the Company used $726,710 to acquire 207,729 shares of Yellow Cake when it was trading at a discount to its net asset value, and received $684,185 from selling 157,729 shares in Yellow Cake to finance future royalty acquisition and for general working capital and corporate purposes. The Company holds approximately 7.5 million ordinary shares, representing approximately 5.9% of the outstanding shares of Yellow Cake as of March 31, 2021.

Additionally, the Company received $54,523 in interest on guaranteed investment certificates compared to $77,960 in the same period of the previous fiscal year. During the nine months ended January 31, 2020, the Company made payments and incurred transaction costs in connection with the acquisitions of royalty interests in the Church Rock project, the Dewey-Burdock project, the Lance project, the Roca Honda project, the Roughrider project and the Reno Creek project, and acquired a promissory note receivable in the amount of $2,662,200 which was repaid in full in January 2020.

Financing Activities

The Company did not generate or use cash from financing activities during the nine months ended January 31, 2021. Net cash generated from financing activities during the nine months ended January 31, 2020 was $17,382,931. During the nine months ended January 31, 2020, the Company received net cash proceeds of $28,600,625 from the IPO and $3,350,001 from private placements of special warrants. The Company paid transaction costs of $194,887 and interest of $674,620 on the historic credit facilities which had been fully repaid during the quarter ended January 31, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

12

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Transactions with Related Parties

Related Party Transactions

During the three and nine months ended January 31, 2021, the Company incurred $1,465 and $3,745, respectively, in general and administrative expenses related to website hosting and maintenance services provided by Blender Media Inc., a company controlled by a direct family member of the Company’s Chairman, compared to $3,636 and $13,411, respectively, during the same periods in the previous fiscal year.

Related party transactions are based on the amounts agreed to by the parties. During the three and nine months ended January 31, 2021 and 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three and nine months ended January 31, 2021 and 2020, comprised of:

	For the three months ended January 31,		For the nine months ended Janaury 31,
	2021	2020	2021	2020
	($)	($)	($)	($)
Scott Melbye - Chief Executive Officer (1)	38,881	39,288	103,829	59,034
Scott Melbye - Former Chairman (2)	-	-	-	59,904
Philip Williams - Former Chief Executive Officer (3)	-	-	-	157,494
Josephine Man - Chief Financial Officer (4)	22,500	25,407	58,500	109,865
Amir Adnani - Chairman (5)	30,000	20,000	72,000	20,000
Independent directors (6)	15,000	-	34,524	-
Total	106,381	84,695	268,853	406,297

Notes:

(1)	Management fee of $38,881 and $103,829 for the three and nine months ended January 31, 2021, respectively, compared to $39,288 and $59,034, respectively, in the same period in the previous fiscal year, represented salaries and other expenses incurred for services provided by a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company, respectively.

(2)	Chair fee of $nil and $nil for the three and nine months ended January 31, 2021, respectively, compared to $nil and $59,904, respectively, in the same period in the previous fiscal year, was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee, respectively.

(3)	Management fee of $nil and $nil for the three and nine months ended January 31, 2021, respectively, compared $nil and $157,494, respectively, in the same period in the previous fiscal year, represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019, respectively.

(4)	Management fee of $22,500 and $58,500 for the three and nine months ended January 31, 2021, respectively, compared to $25,407 and $109,865, respectively, in the same period in the previous fiscal year, represented salaries and other expenses for services provided by a company controlled by Josephine Man, the Company’s Chief Financial Officer, respectively.

(5)	Chair fee of $30,000 and $72,000 for the three and nine months ended January 31, 2021, respectively, compared $20,000 and $20,000, respectively, in the same period in the previous fiscal year, was charged by a company controlled by Amir Adnani, the Chairman of the Company, respectively.

(6)	Consisted of independent directors’ fees.

13

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Critical Accounting Estimates and Judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subject judgment or assessments.

Assumptions underlying the recoverable amounts used in the impairment testing are the key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment.

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company’s financial statements for the three and nine months ended January 31, 2021.

Financial Instruments and Risk Management

At January 31, 2021, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and the government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table sets forth the fair value measurement hierarchy of the Company’s financial assets and liabilities. Those financial assets and liabilities are classified in their entirety based on the level of input that is significant to the fair value measurement. The carrying amounts of the Company’s financial assets and liabilities equal to their fair values at the end of the reporting period.

January 31, 2021	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	10,977,509	-	-	10,977,509
Restricted cash	693,850	-	-	693,850
Short-term investments	30,149,722	-	-	30,149,722
Financial Liabilities
Government loan payable	-	40,000	-	40,000

April 30, 2020	Level 1 ($)	Level 2 ($)	Level 3 ($)	Total ($)
Financial Assets
Cash and cash equivalents	11,837,162	-	-	11,837,162
Restricted cash	752,250	-	-	752,250
Short-term investments	30,456,461	-	-	30,456,461
Financial Liabilities
Government loan payable	-	40,000	-	40,000

14

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

During the three and nine months ended January 31, 2021, the Company used $558,874 and $726,710, respectively, to acquire additional ordinary shares of Yellow Cake. During the three and nine months ended January 31, 2021, the Company received $684,185 from selling its shares in Yellow Cake.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The directors of the Company are of the opinion that, taking into account the Company’s current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from January 31, 2021. The Company’s working capital as at January 31, 2021 was $41,667,089. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pound sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars and UK pound sterling. As at January 31, 2021, a 10% change in Canadian dollar against UK pound sterling on short-term investments would have an impact, net of tax, of approximately $2,608,000 on other comprehensive income. In addition, a 10% change in Canadian dollar against U.S. dollars on cash and cash equivalents and restricted cash would have an impact of approximately $257,000 on net loss for the nine months ended January 31, 2021. Further, a 10% change in Canadian dollar against UK pound sterling on cash and cash equivalents would have an impact of approximately $76,000 on net loss for the nine months ended January 31, 2021.

15

Uranium Royalty Corp. Management’s Discussion and Analysis
For the three and nine months ended January 31, 2021

Other price risk

The Company is exposed to equity price risk as a result of holding investments in Yellow Cake. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at January 31, 2021, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,608,000 on other comprehensive income.

Subsequent Events

On February 11, 2021, the Company entered into a definitive agreement to acquire royalties on the McArthur River and Cigar Lake Mines in Saskatchewan, Canada from Reserve Industries Corp. and Reserve. Total consideration payable by the Company under the transaction is US$11.5 million, which will be satisfied by the Company on closing by paying US$10 million in cash and issuing to Reserve 970,017 common shares. The transaction is subject to customary closing conditions, including receipt of requisite approval of the TSX-V and requisite consents.

On March 30, 2021, the Company announced the exercise of its option to acquire 348,068 pounds of U3O8 pursuant to its existing strategic arrangements with Yellow Cake at a price of US$28.73 per pound. The Company expects to complete the acquisition and take delivery of the U3O8 on or before April 30, 2021.

Subsequent to January 31, 2021, the Company sold additional 387,952 shares in Yellow Cake for a fair value of approximately $1.6 million. In addition, 391,993 common share purchase warrants of the Company were exercised for gross proceeds of approximately $0.7 million. The cash proceeds received by the Company will be used to finance the purchase of royalties from Reserve and for general working capital and corporate purposes.

Outstanding Share Data

As at the date hereof, the Company has 72,227,231 Common Shares outstanding. In addition, the following common share purchase warrants outstanding are summarized below.

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	294,118
December 6, 2024(2)	2.00	27,211,519
		27,505,637

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Additional Information

Additional information concerning the Company is available under the Company’s profile at www.sedar.com.

16